Exhibit 23.1

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference, in the Form SB-1 of Knightsbridge Resources Inc. (the “Company”), of our report of May 24, 2007 on the financial statements as of December 31, 2006 and for the year then ended. Our report dated May 24, 2007 contains additional comments that state that conditions and events exist that cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

“AMISANO HANSON”
AMISANO HANSON
Chartered Accountants

Vancouver, BC, Canada
June 1, 2007

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net